Exhibit 99.1

Alcon and Advanced Medical Optics Settle All Pending Patent Litigation

FORT WORTH, Texas – July 10, 2006 – Alcon, Inc. (NYSE: ACL) today announced it has reached a global settlement agreement with Advanced Medical Optics (AMO) resolving all current patent disputes between the companies. The settlement provides for the dismissal of all pending lawsuits, including an AMO initiated case concerning Alcon’s INFINITI® vision system and the ADVANTEC® and EVEREST™ software upgrades for the LEGACY® surgical system, as well as three suits filed by Alcon against AMO concerning AMO's SOVEREIGN, SOVEREIGN Compact and PRESTIGE surgical systems as well as various viscoelastic products. As a result, AMO will request that the judgment and injunction previously entered against Alcon by the U.S. District Court in Delaware be vacated, and the corresponding appeals will be dismissed.

This settlement entitles both parties to continue marketing their current phacoemulsification product lines on a royalty-free basis, and contains provisions designed to reduce the likelihood of patent disputes on future product offerings.

Alcon will pay AMO $121 million in July of this year. Because Alcon had previously accrued $242 million in connection with the Delaware judgment, the company will realize a second quarter pre-tax benefit in operating income of approximately $121 million.

“This comprehensive settlement resolves numerous complex patent issues involving our two companies,” said Cary Rayment, Alcon’s chairman, president and CEO. “Alcon will continue to market all existing phacoemulsification platforms while focusing our development efforts on technological advancements that will continue to revolutionize cataract surgery.”

About Alcon

Alcon, Inc. (NYSE: ACL) is the world’s leading eye care company with sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company’s web site at www.alconinc.com.

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Caution Concerning Forward-Looking Statements.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating to the patent settlement and the potential for future patent litigation against either party. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton, 817-551-8974

doug.machatton@alconlabs.com

www.alconinc.com